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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

DEVCON INTERNATIONAL CORP.

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

251588109

(CUSIP Number)

Edward L. Ristaino, Esq.
Akerman Senterfitt
Las Olas Centre II, Suite 1600
350 East Las Olas Boulevard
Fort Lauderdale, FL 33301-2229
Tel. No.: (954) 463-2700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 251588109			Page 2 of 10

1.	Name of Reporting Person: COCONUT PALM CAPITAL INVESTORS I, LTD.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 7,378,474(1)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,378,474(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 75.1%

14.	Type of Reporting Person (See Instructions): PN

(1)	The Reporting Persons may be deemed to be members of a group that beneficially owns 7,378,474 shares of Common Stock pursuant to a voting agreement described in Item 4 of this Statement. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock attributed to each of them pursuant to such voting agreement.

CUSIP No. 251588109			Page 3 of 10

1.	Name of Reporting Person: COCONUT PALM CAPITAL INVESTORS, I, INC.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 7,378,474(1)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,378,474(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 75.1%

14.	Type of Reporting Person (See Instructions): CO

(1)	The Reporting Persons may be deemed to be members of a group that beneficially owns 7,378,474 shares of Common Stock pursuant to a voting agreement described in Item 4 of this Statement. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock attributed to each of them pursuant to such voting agreement.

CUSIP No. 251588109			Page 4 of 10

1.	Name of Reporting Person: RICHARD C. ROCHON		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 7,378,474(1)

		9.	Sole Dispositive Power: 1,516,666

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,378,474(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 75.1%

14.	Type of Reporting Person (See Instructions): IN

(1)	The Reporting Persons may be deemed to be members of a group that beneficially owns 7,378,474 shares of Common Stock pursuant to a voting agreement described in Item 4 of this Statement. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock attributed to each of them pursuant to such voting agreement.

CUSIP No. 251588109			Page 5 of 10

1.	Name of Reporting Person: Mario B. Ferrari		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 7,378,474(1)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,378,474(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 75.1%

14.	Type of Reporting Person (See Instructions): IN

(1)	The Reporting Persons may be deemed to be members of a group that beneficially owns 7,378,474 shares of Common Stock pursuant to a voting agreement described in Item 4 of this Statement. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock attributed to each of them pursuant to such voting agreement.

CUSIP No. 251588109			Page 6 of 10

1.	Name of Reporting Person: RPCP INVESTMENTS LLLP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 1,350,000

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,350,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 18.81%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 251588109			Page 7 of 10

1.	Name of Reporting Person: RPCP INVESTMENTS, INC.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 1,350,000

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,350,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 18.81%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 251588109	13D	Page 8 of 10 Pages
ITEM 1. SECURITY AND ISSUER.
This Amendment No. 3 to Schedule 13D (this “Amendment”) amends the joint filing on Schedule 13D, originally filed with the Securities and Exchange Commission (the “SEC”) on August 10, 2004, and amended on April 7, 2005 and June 28, 2005, by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the SEC.
This Amendment relates to the common stock, $.10 par value per share (the “Common Stock”), of Devcon International Corp., a Florida corporation (the “Company”), whose principal executive offices are located at 1350 E. Newport Center Drive, Suite 201, Deerfield Beach, Florida 33443.
ITEM 4. PURPOSE OF TRANSACTION.
Item 4 is hereby amended to add the following:
On February 10, 2006, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) pursuant to which the Company agreed to sell to certain institutional investors (collectively, the “Investors”) in connection with a private placement transaction an aggregate principal amount of $45,000,000 of Notes (the “Notes”) along with Warrants (the “Warrants”) to acquire an aggregate of 1,650,943 shares of common stock (“Common Stock”), par value $0.01 per share, of the Company at an exercise price of $11.925 per share. In addition, the Company has stated that it anticipates that the Investors will subsequently receive an aggregate of 45,000 shares of Series A convertible preferred stock (“Preferred Stock”), par value $0.01 per share, of the Company with a conversion price of $9.54 per share in exchange for the Notes and for no other additional consideration. Each Investor will surrender notes in a principal amount equal to $1,000 for each share of Preferred Stock. The consummation of the Purchase Agreement is subject to customary closing conditions, including the effectiveness of shareholder approval of (i) the creation of a new class of preferred stock, (ii) the creation of a new series of preferred stock designated Series A convertible preferred stock and (iii) the potential issuance of greater than 20% of the Company’s outstanding shares of Common Stock upon conversion of the Preferred Stock and exercise of the Warrants.
As a condition to the Investors entering into the Purchase Agreement and to consummate the transactions contemplated thereby (collectively, the “Transaction”), the investors required that each of Ronald G. Lakey, Stephen J. Ruzika, Richard C. Rochon, Donald L. Smith, Jr., George M. Hare, Coconut Palm (as true and lawful attorney and proxy for the limited partners of Coconut Palm), Coconut Palm, Smithcon Family Investments, Inc. and Smithcon Family Investments, Ltd. (collectively, the “Shareholders”) agreed to enter into a Voting Agreement dated February 10, 2006 (the “Voting Agreement”) with respect to all the Common Stock now owned and which may hereafter be acquired by the Shareholders and any other securities, if any, which such Shareholders are entitled to vote, or after the date thereof, become entitled to vote, at any meeting of shareholders of the Company (the “Other Securities”).
Pursuant to the Voting Agreement, the Shareholders have approved the Transaction. However, the approval will not be effective until SEC rules and regulations relating to the delivery of an information statement to the Company’s shareholders have been complied with.
Except as set forth in this Item 4, none of the Reporting Persons have any plans or proposals that relate to or that will result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
Item 5(b) is hereby amended in its entirety to read as follows:
(b)	Voting and Dispositive Power.

CUSIP No. 251588109	13D	Page 9 of 10 Pages
(1)	Each of Coconut Palm, Coconut Palm, Inc., Mr. Rochon and Mr. Ferrari has the sole power, or may be deemed to have the sole power, to vote or to direct the vote of 6,000,000 shares of Common Stock, consisting of an aggregate of 2,000,000 shares of Common Stock and 4,000,000 shares of Common Stock underlying warrants that are immediately exercisable, which such persons have the sole power to vote pursuant to proxy agreements that were previously executed by the Limited Partners of Coconut Palm. In addition, pursuant to the Voting Agreement, each of Coconut Palm, Coconut Palm Inc., Mr. Rochon and Mr. Ferrari may be deemed to have the shared power to vote and be a member of a group that beneficially owns the 1,378,474 shares owned by each of the other Shareholders that executed the Voting Agreement, but disclaim beneficial ownership of such shares.

(2)	Of the 2,000,000 shares of Common Stock described in paragraph (1), Mr. Rochon has the sole power to dispose of 83,333 shares of Common Stock. Of the 4,000,000 shares of Common Stock underlying the warrants described above in paragraph (1), Mr. Rochon has the sole power to dispose of 83,333 shares of Common Stock underlying such warrants and through his control over the disposition of shares of Common Stock underlying such warrants owned by RPCP and RPCP Inc., Mr. Rochon has the sole power to dispose of 1,350,000 shares of Common Stock underlying such warrants.

(3)	Of the 4,000,000 shares of Common Stock underlying the warrants described above in paragraph (1), each of RPCP and RPCP Inc. has the sole power, or may be deemed to have the sole power, to dispose of, or to direct the disposition of, 1,350,000 shares of Common Stock underlying such warrants.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 is hereby amended to add the following:
As described in Item 4 above, certain of the Reporting Persons entered into the Voting Agreement in connection with the Purchase Agreement. Pursuant to the Voting Agreement, such Reporting Persons agreed to vote their beneficially owned shares in favor of the Transaction.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.	Voting Agreement, dated as of February 10, 2006, among the Company and the shareholders named therein. (2)

(1)	Filed as Exhibit 10.2 to the Company’s Form 8-K filed on February 14, 2006 and incorporated herein by reference.

CUSIP No. 251588109	13D	Page 10 of 10 Pages
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 24, 2006

COCONUT PALM CAPITAL INVESTORS I, LTD.
By:	COCONUT PALM CAPITAL INVESTORS I, INC.,
its general partner

By:	/s/ Richard C. Rochon
Richard C. Rochon, President

COCONUT PALM CAPITAL INVESTORS I, INC.
By:	/s/ Richard C. Rochon
Richard C. Rochon, President

/s/ Richard C. Rochon
Richard C. Rochon

/s/ Mario B. Ferrari
Mario B. Ferrari

RPCP INVESTORS LLLP
By:	RPCP INVESTORS, INC.,
its general partner

By:	/s/ Richard C. Rochon
Richard C. Rochon, President

RPCP INVESTORS, INC.
By:	/s/ Richard C. Rochon
Richard C. Rochon, President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).